

June 25, 2013

<u>Via E-mail</u>
Wei Shi
President
Toyota Auto Receivables LLC
19851 S. Western Avenue
Torrance, California, 90501

  Re: **Toyota Auto Receivables 2010-A Owner Trust**
     Toyota Auto Receivables 2010-B Owner Trust
     Toyota Auto Receivables 2010-C Owner Trust
     Form 10-K for Fiscal Year Ended December 31, 2012
     Filed March 21, 2013
     File No. 333-159170-02, 333-159170-03, 333-168098-02

Dear Wei Shi:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of Toyota Auto Receivables 2010-A Owner Trust, Toyota Auto Receivables 2010-B Owner Trust and Toyota Auto Receivables 2010-C Owner Trust

<u>Exhibit 33.1 to the Forms 10-K of Toyota Auto Receivables 2010-A Owner Trust, Toyota Auto Receivables 2010-B Owner Trust and Toyota Auto Receivables 2010-C Owner Trust</u>

1. We note that one material instance of noncompliance identified by Toyota Credit Corporation relates to certain changes with respect to the terms or status of an obligor's pool asset that were not made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents. We believe a more granular discussion is necessary to understand the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

- The "certain changes" made to the pool assets that were not made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents;

- The extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

- The plans or actions already taken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance;

- Whether the material instance of non-compliance involved assets covered by the Form 10-Ks.

2. We note that a second material instance of noncompliance identified by Toyota Credit Corporation relates to certain loss mitigation or recovery actions that were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements. We believe a more granular discussion is necessary to understand the identified material instance of noncompliance. Therefore, with a view towards disclosure, please tell us the following:

- The loss mitigation or recovery actions that were not initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements;

- The extent or scope of the material instance of noncompliance, including any material impacts or effects arising from the material instance of noncompliance;

- The plans or actions already taken for remediating the material instance of noncompliance or the impacts caused by the material instance of noncompliance;

- Whether the material instance of non-compliance involved assets covered by the Form 10-Ks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this comment, you may contact Max Rumyantsev at (202) 551-3784 or me at (202) 551-3850.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel